Exhibit 99.119

Vicinity Motor Affirms State of Washington Support for Transit Electrification with State Grant

Company Receives $300,000 in Washington State Department of Commerce Economic Development Strategic Reserve Fund (SRF) Grant

VANCOUVER, BC - June 7, 2021 - Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motor” or the “Company”) (formerly Grande West Transportation Group Inc.), a leading supplier of electric, CNG, gas and clean diesel vehicles, today announced the Washington State Department of Commerce has awarded the Regional Economic Partnership (REP) at the Port of Bellingham (Port) with a $300,000 economic development strategic reserve fund (SRF) grant to assist Vicinity in building its new Vicinity Lightning™ EV bus assembly facility in Whatcom County, Washington.

The economic development grant from the Washington State Department of Commerce is part of a larger group of state grants focused on high impact investments in the areas of innovation, sustainability and resilience.

“We are honored to receive this grant in support of our mission to enable the transition to low-emission and zero-emission options at public transit agencies in the State of Washington and across North America,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “This grant will help support the build out of production capacity for our EV assembly line at our planned Buy-America compliant assembly line in Washington state.

“Along with our recent contract win giving transit agencies in Washington the right to purchase from our robust portfolio of buses, we are building a strong and mutually beneficial relationship with local and state agencies in support of the deployment of next-generation public transit systems. Our partnership with the community continues to expand as we expect to invest over $20 million in land, construction, capital expenditures and the creation of living-wage EV jobs at our assembly plant,” concluded Trainer.

“Electric-powered transit will be a critical driver of modernization in the transportation sector, and I’m very pleased to see VMC choose Whatcom County as the place to grow its business and create new jobs,” said Whatcom County Executive Satpal Sidhu.

“As the world moves towards electrification of all sorts of vehicles and products in order to meet sustainability and climate goals, VMC is producing a highly sought after and much needed product,” said Don Goldberg, Director of the REP at the Port.

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit https://vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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